Exhibit 4.43

Summary of the Rural Partnership Agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company interested in entering into a rural partnership with Maria Conceição Carvalho de Rezende, and Maria Conceição Carvalho de Rezende, as the owner of the land.

Purpose:  Granting of the possession, for a five-year term, of a total area equivalent to 364.20 useful hectares of Fazenda Jataí II for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Maria Conceição Carvalho de Rezende shall be entitled to approximately 17% of the earnings therefrom (set at an average of 11,36 bags of soybean per hectare), and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to the remaining 83%.